Filed pursuant to Rule to 424(b)(2)

(Registration Statement No. 333-176914).

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated June 4, 2012.

Pricing Supplement to the Prospectus dated September 19, 2011, the Prospectus Supplement dated September 19, 2011, the General Terms Supplement dated March 22, 2012 and the Product Supplement No. 1067 dated September 19, 2011 — No.

The Goldman Sachs Group, Inc. Medium-Term Notes, Series D $ Index-Linked Trigger Notes due (Linked to the S&P 500® Index)

The notes will not bear interest.  The amount that you will be paid on your notes on the stated maturity date (set on the trade date, expected to be December 11, 2013, subject to adjustment) is based on the performance of the S&P 500® Index (which we refer to as the index or underlier) as measured from the trade date to and including the determination date (set on the trade date, expected to be December 6, 2013, subject to adjustment). The return on your notes is linked to the performance of the index and whether a trigger event has occurred. A trigger event will occur if the closing level of the index has declined, as compared to the initial index level, by more than the trigger buffer amount of 27.50% during the measurement period, which will consist only of the determination date. If a trigger event occurs you could lose your entire investment in the notes if the index level declines to zero.

To determine your payment at maturity, we will first calculate the percentage increase or decrease in the final index level (determined on the determination date, subject to adjustment) from the initial index level (set on the trade date), which we refer to as the index return. The index return may reflect a positive return (based on any increase in the index level over the life of the notes) or a negative return (based on any decrease in the index level over the life of the notes).  On the stated maturity date, for each $1,000 face amount of your notes:

• if a trigger event occurs, you will receive an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of the index return times $1,000; or

•      if a trigger event does not occur, you will receive an amount in cash equal to the sum of (i) $1,000 plus (ii) the greater of:

•      the product of the index return times $1,000; or

•      the product of the contingent minimum return of 0.00% times $1,000.

You could lose your entire investment in the notes if the final index level is zero. If a trigger event occurs on the determination date, you will receive less than the face amount of your notes and you could lose all or a substantial portion of your investment in the notes. This means that while a 27.50% drop between the initial index level and the closing level of the index on the determination date will not result in a loss of principal on the notes (since a trigger event will not have occurred), a decrease in the closing level of the index to less than 72.50% of the initial index level on the determination date may result in a loss of a significant portion of the principal amount of the notes despite only a small change in the index level. In addition, the notes will not pay interest, and no other payments on your notes will be made prior to the stated maturity date.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in “Summary Information” on page PS-2 in this pricing supplement and the general terms of the notes found in “General Terms of the Underlier-Linked Trigger Notes” on page S-35 of the accompanying product supplement no. 1067 and the description of the underlier and additional terms of the notes in the accompanying general terms supplement.

The estimated value of your notes on the trade date at the time the terms of your notes are set (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is equal to approximately $     (to be determined on the trade date) per $1,000 face amount of your notes, which is less than the original issue price.  The value of your notes at any time will reflect many factors and cannot be predicted; however, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market, which it is not obligated to do) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will exceed the estimated value of your notes as determined by reference to these models.  The amount of the excess will initially equal $      per $1,000 face amount, which will decline on a straight line basis over the period from the date hereof through December   , 2012. Your investment in the notes involves certain risks, including, among other things, our credit risk.  We encourage you to read “Additional Risk Factors Specific to the Underlier-Linked Trigger Notes” on page S-30 of the accompanying product supplement no. 1067, “Additional Risk Factors Specific to the Notes” on page S-1 of the accompanying general terms supplement and “Additional Risk Factors Specific to Your Notes” on page PS-12 of this pricing supplement so that you may better understand the risks of your investment.

Original issue date (settlement date):	expected to be June 13, 2012	Original issue price:	100.00% of the face amount*
Underwriting discount:	% of the face amount	Net proceeds to the issuer:	% of the face amount

*Accounts of certain national banks, acting as purchase agents for such accounts, have agreed with the purchase agents to pay a purchase price of      % of the face amount, and as a result of such agreements, the agents with respect to sales to be made to such accounts will not receive any portion of the underwriting discount from Goldman, Sachs & Co.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially.  We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this pricing supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in a note after its initial sale.  Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Goldman, Sachs & Co.	JPMorgan Placement Agent

Pricing Supplement dated         , 2012.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below.  Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 19, 2011, as supplemented by the accompanying prospectus supplement, dated September 19, 2011, of The Goldman Sachs Group, Inc. relating to the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc., references to the “accompanying general terms supplement” mean the accompanying general terms supplement, dated March 22, 2012, of The Goldman Sachs Group, Inc. and references to the “accompanying product supplement no. 1067” mean the accompanying product supplement no. 1067, dated September 19, 2011, of The Goldman Sachs Group, Inc.

This section is meant as a summary and should be read in conjunction with the section entitled “General Terms of the Underlier-Linked Trigger Notes” on page S-35 of the accompanying product supplement no. 1067 and “Supplemental Terms of the Notes” on page S-12 of the accompanying general terms supplement. Please note that certain features, as noted below, described in the accompanying product supplement no. 1067 and general terms supplement are not applicable to the notes. This pricing supplement supersedes any conflicting provisions of the accompanying product supplement no. 1067 or the accompanying general terms supplement.

Key Terms

Issuer:  The Goldman Sachs Group, Inc.

Underlier:  the S&P 500® Index (Bloomberg symbol, “SPX Index”), as published by Standard & Poor’s Financial Services LLC (“Standard & Poor’s”)

Specified currency:  U.S. dollars (“$”)

Terms to be specified in accordance with the accompanying product supplement no. 1067:

•                  type of notes: notes linked to a single underlier

•                  exchange rates: not applicable

•                  averaging dates: not applicable

•                  redemption right or price dependent redemption right: not applicable

•                  cap level: not applicable

•                  buffer level: not applicable

•                  supplemental amount: not applicable

Face amount:  each note will have a face amount of $1,000; $            in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Denominations:  $10,000 and integral multiples of $1,000 in excess thereof

Purchase at amount other than face amount:  the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be

Negatively Affected” on page PS-14 of this pricing supplement

Cash settlement amount (on the stated maturity date):  for each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:

•     if a trigger event occurs, the sum of (i) $1,000 plus (ii) the product of the underlier return times $1,000; or

•     if a trigger event does not occur, the sum of (i) $1,000 plus (ii) the greater of:

•     the product of the underlier return times the upside participation rate times $1,000; or

•     the product of the contingent minimum return times $1,000

Initial underlier level (to be set on the trade date):   the closing level of the underlier on the trade date

Final underlier level:  the closing level of the underlier on the determination date, except in the limited circumstances described under “Supplemental Terms of the Notes —Consequences of a Market Disruption Event or a Non-Trading Day” on page S-17 of the accompanying general terms supplement and subject to adjustment as provided under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-21 of the accompanying general terms supplement

Underlier return:  the quotient of (1) the final underlier level minus the initial underlier level divided by (2) the initial underlier level, expressed as a percentage

Upside participation rate:  100.00%

Measurement period:  the determination date

Trigger event:  the closing level of the underlier has declined, as compared to the initial underlier level, by more than the trigger buffer amount during the measurement period

Trigger buffer amount:  27.50%

Contingent minimum return:  0.00%

Trade date:  expected to be June 8, 2012

Original issue date (settlement date) (to be set on the trade date):  expected to be June 13, 2012

Determination date (to be set on the trade date):  expected to be December 6, 2013, subject to adjustment as described under “Supplemental Terms of the Notes — Determination Date” on page S-13 of the accompanying general terms supplement

Stated maturity date (to be set on the trade date):  expected to be December 11, 2013, subject to adjustment as described under “Supplemental Terms of the Notes — Stated Maturity Date” on page S-12 of the accompanying general terms supplement

No interest:  the offered notes will not bear interest

No listing:  the offered notes will not be listed on any securities exchange or interdealer quotation system

No redemption:  the offered notes will not be subject to redemption right or price dependent redemption right

Closing level:  as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Closing Level” on page S-26 of the accompanying general terms supplement

Business day:  as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Business Day” on page S-25 of the accompanying general terms supplement

Trading day:  as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Trading Day” on page S-25 of the accompanying general terms supplement

Use of proceeds and hedging:  as described under “Use of Proceeds and Hedging” on page S-40 of the accompanying product supplement no. 1067

Supplemental discussion of U.S. federal income tax consequences  you will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the underlier, as described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-42 of the accompanying product supplement no. 1067

ERISA:  as described under “Employee Retirement Income Security Act” on page S-48 of the accompanying product supplement no. 1067

Supplemental plan of distribution:  as described under “Supplemental Plan of Distribution” on page S-49 of the accompanying product supplement no. 1067; The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $      .

The Goldman Sachs Group, Inc. expects to agree to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. expects to agree to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of      % of the face amount. Accounts of certain national banks, acting as purchase agents for such accounts, have agreed with the purchase agents to pay a purchase price of      % of the face amount, and as a result of such agreements the agents with respect to sales to be made to such accounts will not receive any portion of the underwriting discount set forth on the front cover page of this pricing supplement from Goldman, Sachs & Co.

We expect to deliver the notes against payment therefor in New York, New York on June 13, 2012, which is expected to be the third scheduled business day following the date of this pricing supplement and of the pricing of the notes.

We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes. However, neither Goldman, Sachs & Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

Calculation agent:  Goldman, Sachs & Co.

CUSIP no.:  38143UY21

ISIN no.:  US38143UY218

FDIC:  the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

This is only a brief summary of the terms of your notes. You should read the detailed description thereof in "Summary Information" on page PS-2. Please read the terms below with the remainder of this pricing supplement, the accompanying product supplement no. 1067, dated September 19, 2011, the accompanying general terms supplement, dated March 22, 2012, the accompanying prospectus supplement, dated September 19, 2011, and the accompanying prospectus, dated September 19, 2011.

Index-Linked Trigger Notes

Linked to the S&P 500® Index

Issued by:

The Goldman Sachs Group, Inc.

Investment Objective

For investors:

- ***who believe that for the period from the trade date to the determination date the closing level of the underlier will increase or will decline by no more than 27.50%; and***
- ***who want to receive a one-to-one upside return if the final underlier level is greater than the initial underlier level or the contingent minimum return of 0.00% if the final underlier level does not decline by more than 27.50% in exchange for bearing the full downside risk if the final underlier level decreases by more than 27.50%, including the risk of losing your entire investment in the notes.***

Determining the Cash Settlement Amount

Your payment at maturity will be based on the underlier return and whether a trigger event occurs. The underlier return will be calculated by subtracting the initial underlier level (set on the trade date) from the final underlier level, and then dividing the resulting number by the initial underlier level and expressing it as a positive or negative percentage. A trigger event will occur if the final underlier level has declined, as compared to the initial underlier level, by more than 27.50% during the measurement period, which will consist only of the determination date.

The notes do not pay interest. Payment on the notes is subject to the creditworthiness of The Goldman Sachs Group, Inc.

You could lose your entire investment in the notes.

The estimated value of the notes on the trade date (using our pricing models) will be less than the original issue price.

You should expect to hold the notes until the maturity date. There may be little or no secondary market for the notes. We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes. However, neither Goldman, Sachs & Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice.

Indicative Terms

Issuer	The Goldman Sachs Group, Inc.
Underlier	the S&P 500® Index
Trade Date	expected to be June 8, 2012
Settlement Date	expected to be June 13, 2012
Stated Maturity Date	expected to be December 11, 2013
Determination Date	expected to be December 6, 2013
Initial Underlier Level	the closing level of the underlier on the trade date
Final Underlier Level	the closing level of the underlier on the determination date
Underlier Return	the *quotient* of (1) the final underlier level *minus* the initial underlier level *divided* by (2) the initial underlier level, expressed as a percentage
Measurement Period	the determination date
Trigger Event	the closing level of the underlier has declined, as compared to the initial underlier level, by more than the trigger buffer amount during the measurement period
Trigger Buffer Amount	27.50%
Upside Participation Rate	100.00%
Contingent Minimum Return	0.00%
Denomination	USD
CUSIP	38143UY21
Placement Agent	JPMorgan Securities LLC

Risk Factors

Additional Terms Specific to Your Notes

You should read this pricing supplement together with the prospectus dated September 19, 2011, the prospectus supplement dated September 19, 2011, the general terms supplement dated March 22, 2012 and the product supplement no. 1067 dated September 19, 2011. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated September 19, 2011:

http://sec.gov/Archives/edgar/data/886982/000119312511251384/d226127ds3asr.htm

Prospectus supplement dated September 19, 2011:

http://sec.gov/Archives/edgar/data/886982/000119312511251448/d233005d424b2.htm

General terms supplement dated March 22, 2012:

http://sec.gov/Archives/edgar/data/886982/000119312512127663/d320742d424b2.htm

Product supplement no. 1067 dated September 19, 2011:

http://www.sec.gov/Archives/edgar/data/886982/000119312511251484/d232722d424b2.htm

HYPOTHETICAL EXAMPLES

The following table is provided for purposes of illustration only.  It should not be taken as an indication or prediction of future investment results and is intended merely to illustrate the impact that the various hypothetical underlier levels on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final underlier levels that are entirely hypothetical; no one can predict what the underlier level will be on any day throughout the life of your notes, and no one can predict what the final underlier level will be on the determination date. The underlier has been highly volatile in the past — meaning that the underlier level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date.  If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates, the volatility of the underlier and our creditworthiness.  In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co.) will be  less than the original issue price of your notes.  For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will Be Less Than the Original Issue Price Of Your Notes” on page PS-12 of this pricing supplement.  The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions

Face amount	$1,000

Upside participation rate	100.00%

Contingent minimum return	0.00%

Trigger buffer amount	27.50%

Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date

No change in or affecting any of the underlier stocks or the method by which the underlier sponsor calculates the underlier

Notes purchased on original issue date at the face amount and held to the stated maturity date

Moreover, we have not yet set the initial underlier level that will serve as the baseline for determining the underlier return and the amount that we will pay on your notes, if any, at maturity.  We will not do so until the trade date.  As a result, the actual initial underlier level may differ substantially from the underlier level prior to the trade date.

For these reasons, the actual performance of the underlier over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement.  For information about the historical levels of the underlier during recent periods, see “The Underlier — Historical High, Low and Closing Levels of the Underlier” below.  Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.  Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.

The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level.  The amounts in the middle column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), assuming that a trigger event does not occur (i.e., the closing level of the underlier has not declined, as compared to the initial underlier level, by more than the trigger buffer amount on the determination date), and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), assuming that a trigger event occurs (i.e., the closing level of the underlier has declined, as compared to the initial underlier level, by more than the trigger buffer amount on the determination date),and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and the assumptions noted above.

Hypothetical Final Underlier Level	Hypothetical Cash Settlement Amount (as percentage of Face Amount)
(as percentage of Initial Underlier Level)	Trigger Event has not occurred	Trigger Event has occurred
150.000%	150.000%	N/A
140.000%	140.000%	N/A
130.000%	130.000%	N/A
120.000%	120.000%	N/A
110.000%	110.000%	N/A
100.000%	100.000%	N/A
92.500%	100.000%	N/A
85.500%	100.000%	N/A
78.500%	100.000%	N/A
72.500%	100.000%	N/A
50.000%	N/A	50.000%
25.000%	N/A	25.000%
0.000%	N/A	0.000%

If, for example, a trigger event has occurred and the final underlier level were determined to be 50.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 50.000% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose 50.000% of your investment (if your purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment).

If, for example, a trigger event has not occurred and the final underlier level were determined to be 92.500% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 100.000% of the face amount of your notes, as shown in the table above. Because a trigger event has not occurred and the hypothetical underlier return of -7.500% is less than the contingent minimum return of 0.000%, the cash settlement amount that we would deliver on your notes at maturity would be 100.000% of the face amount of your notes, as shown in the table above. If, however, the final underlier level were determined to be 110.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 110.000% of the face amount of your notes, as shown in the table above. Because a trigger event has not occurred and the hypothetical underlier return of 10.000% is greater than the contingent minimum return of 0.000%, the cash settlement amount that we would deliver on your notes at maturity would be 110.000% of the face amount of your notes as shown in the table above.

The cash settlement amounts shown above are entirely hypothetical; they are based on market prices for the underlier stocks that may not be achieved on the determination date and on assumptions that may prove to be erroneous.  The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes.  The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to the Underlier-Linked Trigger Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-32 of the accompanying product supplement no. 1067.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual final underlier level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the underlier level and the market value of your notes at any time prior to the stated maturity date.  The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual initial underlier level and the actual final underlier level determined by the calculation agent as described above.  Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate.  Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated September 19, 2011, “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement, and “Additional Risk Factors Specific to the Underlier-Linked Trigger Notes” in the accompanying product supplement no. 1067.  Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks comprising the underlier to which your notes are linked.  You should carefully consider whether the offered notes are suited to your particular circumstances.

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will Be Less Than the Original Issue Price Of Your Notes

The original issue price for your notes will exceed the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to Goldman, Sachs & Co.’s pricing models and taking into account our credit spreads. Such estimated value on the trade date is set forth on the cover of this pricing supplement; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, our creditworthiness and other relevant factors.  The price at which Goldman, Sachs & Co. would initially buy or sell your notes (if Goldman, Sachs & Co. makes a market, which it is not obligated to do), and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise, will also exceed the estimated value of your notes as determined by reference to these models.  The amount of this excess will initially equal the difference between the original issue price (minus the underwriting discount and commissions) and the estimated value of the notes on the trade date as set forth on the cover, and will decline on a straight line basis over the period from the date hereof through December   , 2012.  Thereafter, if Goldman, Sachs & Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time.  The price at which Goldman, Sachs & Co. will buy or sell your notes at any time also will reflect its customary bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as disclosed on the front cover of this pricing supplement, Goldman, Sachs & Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others.   See “Additional Risk Factors Specific to the Underlier-Linked Trigger Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-32 of the accompanying product supplement no. 1067.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to Goldman, Sachs & Co. and the amounts Goldman, Sachs & Co. pays to us in connection with your notes. We pay to Goldman, Sachs & Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity.  In return for such payment, Goldman, Sachs & Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted.  If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that Goldman, Sachs & Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to Goldman, Sachs & Co.’s pricing models at that time, plus or minus its customary bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.  This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes at any price and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes.  See “Additional Risk Factors Specific to the Underlier-Linked Trigger Notes — Your Notes May Not Have an Active Trading Market” on page S-32 of the accompanying product supplement no. 1067.

The Notes Are Subject to the Credit Risk of the Issuer

Although the return on the notes will be based on the performance of the underlier, the payment of any amount due on the notes is subject to our credit risk. The notes are our unsecured obligations.  Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series D Program —  How the Notes Rank Against Other Debt” on page S-4 of the accompanying prospectus supplement.

You May Lose Your Entire Investment in the Notes

You can lose your entire investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of the S&P 500® Index as measured from the initial underlier level set on the trade date to the closing level on the determination date.  If a trigger event has occurred, the amount in cash you will receive on your notes on the stated maturity date, if any, will be less than the face amount of your notes.  Thus, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes.  Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

The Return on Your Notes May Change Significantly Despite Only a Small Change in the Underlier Level

If the closing level of the underlier on the determination date is less than 72.50% of the initial underlier level, a trigger event will occur and you will receive less than the face amount of your notes and you could lose all or a substantial portion of your investment in the notes. This means that while a 27.50% drop between the initial underlier level and the closing level of the underlier on the determination date will not result in a loss of principal on the notes (since a trigger event will not have occurred), a decrease in the closing level of the underlier to less than 72.50% of the initial underlier level on the determination date may result in a loss of a significant portion of the principal amount of the notes despite only a small change in the underlier level.

Your Notes Will Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

You Have No Shareholder Rights or Rights to Receive Any Underlier Stock

Investing in your notes will not make you a holder of any of the underlier stocks.  Neither you nor any other holder or owner of your notes will have any voting rights, any right to receive dividends or other distributions, any rights to make a claim against the underlier stocks or any other rights with respect to the underlier stocks.  Your notes will be paid in cash and you will have no right to receive delivery of any underlier stocks.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement.  The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected

The cash settlement amount you will be paid for your notes on the stated maturity date will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount.

Your Notes May Be Subject to an Adverse Change in Tax Treatment in the Future

The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the proper U.S. federal income tax treatment of an instrument such as your notes that are currently characterized as pre-paid derivative contracts, and any such guidance could adversely affect the tax treatment and the value of your notes.  Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax.  Furthermore, in 2007,  legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes.  It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes. We describe these developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences” on page S-42 of the accompanying product supplement no. 1067. You should consult your own tax adviser about this matter.  Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-42 of the accompanying product supplement no. 1067 unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

THE UNDERLIER

The S&P 500® Index includes a representative sample of 500 leading companies in leading industries of the U.S. economy. The S&P 500® Index is calculated, maintained and published by Standard & Poor’s Financial Services LLC (“Standard & Poor’s”).

As of June 1, 2012, the 500 companies included in the S&P 500® Index were divided into ten Global Industry Classification Sectors. The Global Industry Classification Sectors include (with the approximate percentage currently included in such sectors indicated in parentheses): Consumer Discretionary (11.19%), Consumer Staples (11.50%), Energy (10.67%), Financials (14.07%), Health Care (11.90%), Industrials (10.46%), Information Technology (19.79%), Materials (3.39%), Telecommunication Services (3.22%) and Utilities (3.80%).  (Sector designations are determined by the index sponsor using criteria it has selected or developed.  Index sponsors may use very different standards for determining sector designations.  In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ.  As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.)

The above information supplements the description of the underlier found in the accompanying general terms supplement. This information was derived from information prepared by the index sponsor, however, the percentages we have listed above are approximate and may not match the information available on the index sponsor’s website due to subsequent corporation actions or other activity relating to a particular stock.  In addition, Standard & Poor’s has updated its policies with respect to the S&P 500® Index such that certain de minimis merger and acquisition related changes may be computed and implemented quarterly and no adjustment to the divisor will be made if a spun-off company is added to the index but no company is removed. For more details about the underlier, the underlier sponsor and license agreement between the underlier sponsor and the issuer, see “The Underliers — S&P 500® Index” on page S-31 of the accompanying general terms supplement.

“Standard & Poor’s®”, “S&P®” and “S&P 500®” are registered trademarks of Standard & Poor’s Financial Services LLC (“Standard & Poor’s”) and are licensed for use by The Goldman Sachs Group, Inc. and its affiliates. The securities are not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s does not make any representation regarding the advisability of investing in the securities.

Historical High, Low and Closing Levels of the Underlier

The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations.  Any historical upward or downward trend in the closing level of the underlier during any period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the underlier as an indication of the future performance of the underlier.  We cannot give you any assurance that the future performance of the underlier or the underlier stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.  During the period from January 3, 2007 through June 1, 2012, there were 990 18-month periods, the first of which began on January 3, 2007 and the last of which ended on June 1, 2012.  In 204 of such 990 18-month periods the closing level of the underlier on the final date of such period has fallen below 72.50% of the closing level of the underlier on the initial date of such period. Therefore, during approximately 20.61% of such 18-month periods, if you had owned notes with terms similar to these notes, you may have received less than the face amount of such notes at maturity. (We calculated these figures using fixed 18-month periods and did not take into account holidays or non-business days.)

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier.  The actual performance of the underlier over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels shown below.

The table below shows the high, low and final closing levels of the underlier for each of the four calendar quarters in 2009, 2010 and 2011 and the first two calendar quarters of 2012 (through June 1, 2012). We obtained the closing levels listed in the table below from Bloomberg Financial Services, without independent verification.

Quarterly High, Low and Closing Levels of the Underlier

	High	Low	Close
2009
Quarter ended March 31	934.70	676.53	797.87
Quarter ended June 30	946.21	811.08	919.32
Quarter ended September 30	1,071.66	879.13	1,057.08
Quarter ended December 31	1,127.78	1,025.21	1,115.10
2010
Quarter ended March 31	1,174.17	1,056.74	1,169.43
Quarter ended June 30	1,217.28	1,030.71	1,030.71
Quarter ended September 30	1,148.67	1,022.58	1,141.20
Quarter ended December 31	1,259.78	1,137.03	1,257.64
2011
Quarter ended March 31	1,343.01	1,256.88	1,325.83
Quarter ended June 30	1,363.61	1,265.42	1,320.64
Quarter ended September 30	1,353.22	1,119.46	1,131.42
Quarter ended December 31	1,285.09	1,099.23	1,257.60
2012
Quarter ended March 31	1,416.51	1,277.06	1,408.47
Quarter ending June 30 (through June 1, 2012)	1,419.04	1,278.04	1,278.04

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement or the accompanying prospectus.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  This pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.  The information contained in this pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

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TABLE OF CONTENTS Pricing Supplement		The Goldman Sachs Group, Inc. Index-Linked Trigger Notes due (Linked to the S&P 500® Index) Medium-Term Notes, Series D Goldman, Sachs & Co. JPMorgan
	Page
Summary Information	PS-2
Hypothetical Examples	PS-9
Additional Risk Factors Specific to Your Notes	PS-12
The Underlier	PS-15
Product Supplement No. 1067 dated September 19, 2011
Summary Information	S-1
Hypothetical Returns on the Underlier-Linked Trigger Notes	S-9
Additional Risk Factors Specific to the Underlier-Linked Trigger Notes	S-30
General Terms of the Underlier-Linked Trigger Notes	S-35
Use of Proceeds and Hedging	S-40
Supplemental Discussion of Federal Income Tax Consequences	S-42
Employee Retirement Income Security Act	S-48
Supplemental Plan of Distribution	S-49
General Terms Supplement dated March 22, 2012
Additional Risk Factors Specific to the Notes	S-1
Supplemental Terms of the Notes	S-12
The Underliers	S-30
Licenses	S-31
S&P 500® Index	S-31
MSCI Indices	S-35
Hang Seng China Enterprises Index	S-43
Russell 2000® Index	S-47
FTSE® 100 Index	S-52
Euro STOXX 50® Index	S-56
TOPIX	S-60
The Dow Jones Industrial AverageSM	S-65
The iShares® MSCI Emerging Markets Index Fund	S-67
Prospectus Supplement dated September 19, 2011
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-25
Employee Retirement Income Security Act	S-26
Supplemental Plan of Distribution	S-27
Validity of the Notes	S-28
Prospectus dated September 19, 2011
Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	48
Description of Units We May Offer	53
Description of Preferred Stock We May Offer	58
The Issuer Trusts	65
Description of Capital Securities and Related Instruments	67
Description of Capital Stock of The Goldman Sachs Group, Inc.	88
Legal Ownership and Book-Entry Issuance	92
Considerations Relating to Floating Rate Debt Securities	97
Considerations Relating to Securities Issued in Bearer Form	98
Considerations Relating to Indexed Securities	102
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	105
Considerations Relating to Capital Securities	108
United States Taxation	112
Plan of Distribution	135
Conflicts of Interest	137
Employee Retirement Income Security Act	138
Validity of the Securities	139
Experts	139
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	139
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	140